# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hamilton Lane Venture Capital & Growth Fund, CIK 0002047692
CUSIP: 000000000
Title of class of securities: Class Y, Class I and Class R Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 07/28/2025
Filed by CIK 0001573767
Persons authorized to receive notices and communications: Lydia Gavalis, GC & S Hamilton Lane Advisors, L.L.C., 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania (PA), 19428, 610-934-2222; Ryan P. Brizek, Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, District Of Columbia (DC), 20001, 202-636-5806

## Reporting persons
- Hamilton Lane Advisors, L.L.C. (CIK 0001573767): type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); source of funds: working capital (WC); sole voting power 2,396,200.95; shared voting power 0; sole dispositive power 2,396,200.95; shared dispositive power 0; aggregate amount beneficially owned 2,396,200.95 (17.6% of the class)
  Comment: Beneficial ownership reported herein is as of the date hereof. See Item 5. This Schedule 13D relates to the following classes of securities: Class Y common shares of beneficial interest (the "Class Y Common Shares"), Class I common shares of beneficial interest (the "Class I Common Shares") and the Class R common shares of beneficial interest (the "Class R Common Shares") of Hamilton Lane Venture Capital and Growth Fund (the "Issuer"). As of the date hereof, Hamilton Lane Advisors, L.L.C. has sole voting power and dispositive power with respect to 2,396,200.954 Class Y Common Shares, 89,445 Class I Common Shares and 89,445 Class R Common Shares representing 17.57% of Class Y Common Shares, 1.77% of Class I Common Shares and 55.99% of Class R Common Shares. Cover pages are limited to one class of security. The cover page of this Schedule 13D filing relates to the Class Y Common Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Class Y, Class I and Class R Common Shares of Beneficial Interest
Name of issuer: Hamilton Lane Venture Capital & Growth Fund
Address of issuer's principal executive offices: 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania (PA), 19428
Comment:
This Statement on Schedule 13D relates to Class Y Common Shares of Beneficial Interest ("Class Y Common Shares"), Class I Common Shares of Beneficial Interest ("Class I Common Shares") and Class R Common Shares of Beneficial Interest ("Class R Common Shares", and collectively with the Class Y Common Shares and Class I Common Shares, the "Common Shares"), of Hamilton Lane Venture Capital and Growth Fund, a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the "Issuer").

The Reporting Person (as defined below) was initially eligible to file a Schedule 13G under Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended. On July 28, 2025, the Reporting Person acquired beneficial ownership of additional Class Y Common Shares which, when aggregated with other acquisitions in the prior twelve-month period, represented more than two percent of the outstanding Class Y Common Shares. Therefore, the Reporting Person was no longer eligible to file a Schedule 13G under Rule 13d-1(d) and is now filing this Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This statement is filed on behalf of Hamilton Lane Advisors, L.L.C. ("HLA" or the "Reporting Person"), a Pennsylvania limited liability company with a principal business address of 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania 19428.

The principal business of HLA is providing alternative asset management services to investors worldwide. HLA, an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, is the Issuer's registered investment adviser.
Residence or business address: See Item 2(a) above.
Present principal occupation or employment: See Item 2(a) above.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth under Items 2 and 5 of this Schedule 13D is incorporated herein by reference.

Prior to May 1, 2025, the effective date of the Issuers Registration Statement on Form N-2, HLA purchased from the Issuer an aggregate of 750,404.596 Class Y Common Shares for an aggregate purchase price of $7,575,000. On February 1, 2025, HLA converted 89,445 Class Y Common Shares into an equal number of Class I Common Shares and converted 89,445 Class Y Common Shares into an equal number of Class R Common Shares.

On July 28, 2025, HLA purchased 117,360.956 Class Y Common Shares from the Issuer for an aggregate purchase price of approximately $1,525,000 representing a per share purchase price of $12.99.

On October 29, 2026, HLA purchased 1,707,325.402 Class Y Common Shares from the Issuer for an aggregate purchase price of approximately $35,000,000 representing a per share purchase price of $20.50.

The funds used to acquire these securities were from the working capital of HLA.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

All of the securities reported herein as beneficially owned by HLA were acquired for investment purposes, subject to the following. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions and additional contributions by clients), the Reporting Person may from time to time acquire beneficial ownership of additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

HLA is the Issuer's investment adviser and is a registered investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. As the Issuer's investment adviser, HLA is responsible for, among other things, managing the Issuer's day-to-day investment operations, all subject to oversight by the Issuer's Board. Employees of HLA or one of its affiliates, are directors of the Issuer and/or serve on the Issuer's investment committee. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

When permitted by applicable law, the Reporting Person may dispose of some or all of their Common Shares, from time to time, by tendering such Common Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, its review of any applicable managed accounts, general stock market and economic conditions, tax considerations and other factors deemed relevant.

Except as described herein, the Reporting Person currently has no other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of trustees of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 3 and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

As of May 1, 2025, HLA beneficially owned 571,514.596 Class Y Common Shares, 89,445 Class I Common Shares and 89,445 Class R Common Shares representing 52.7% of the Class Y Common Shares and 100% of each of the Class I and Class R Common Shares.

As of the date hereof, HLA directly holds 2,396,200.954 Class Y Common Shares, 89,445 Class I Common Shares and 89,445 Class R Common Shares representing 17.57% of the Class Y Common Shares, 1.77% of the Class I Common Shares and 55.99% of the Class R Common Shares.

Calculation of the percentage of the Common Shares beneficially owned is based on 13,636,600.188 Class Y Common Shares, 5,052,906.660 Class I Common Shares and 159,739.996 Class R Common Shares outstanding as of the date hereof, as disclosed by the Issuer to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person or clients of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Except for the matters described herein, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Person or between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Hamilton Lane Advisors, L.L.C.: /s/ Mary Kate Leonard, Authorized Signatory, Mary Kate Leonard, Authorized Signatory (11/02/2026)